ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 23, 2015	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)
Post Effective Amendment Number 68 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on September 17, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Global Macro Absolute Return Fund (the “Fund”), a series of the Trust, that Ms. Stephanie Hui provided by telephone to Adam Schlichtmann on November 3, 2014. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus Comments

1.	In accordance with the Securities and Exchange Commission’s (the “SEC”) plain English requirements, please revise the first 5 paragraphs of the Fund’s principal investment strategy to be more reader friendly and use less jargon.

Response: The Registrant has revised the disclosure as follows:

~~SSgA~~ SSGA Funds Management, Inc. (“~~SSgA~~SSGA FM” or the “Adviser”) seeks the Fund’s investment objective through active security selection and asset allocation over the ~~longer term~~long-term, and by actively trading the Fund’s portfolio ~~investments actively~~holdings to take advantage of ~~short-term price~~ volatility in prices over the short-term. The Adviser will attempt to

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take advantage of ~~global~~ opportunities ~~generated by misvaluations and~~across the globe created by misvaluation of assets as well as financial, economic, political, and other developments within and across markets and market sectors, including without limitation, debt and equity markets, currencies, real estate markets, and commodities. The Adviser expects to manage the Fund’s portfolio in a manner that results in a low ~~degree~~level of correlation between movements in the value of the Fund’s portfolio and ~~valuations within~~that of traditional asset classes like equities and commodities.

The Adviser expects to use investment leverage actively in the management of the Fund ~~including, for example, through investments in derivatives, through short sales, and/or by direct borrowings through reverse repurchase agreements or otherwise. These and other investments~~. The Fund’s use of financial instruments which involve leverage may cause the Fund to be highly leveraged and volatile~~,~~. The financial instruments used to achieve leverage may be considered speculative~~,~~ and may result in losses to the Fund in excess of the amounts invested in such instruments. The Fund may employ financial leverage, economic leverage, or both. The Fund’s use of leverage will have the effect of magnifying the Fund’s exposure to an underlying investment and may result in increased volatility. Through the use of leverage, the Fund’s total investment exposure may exceed the value of its portfolio holdings and its investment returns may depend primarily upon the performance of equities, fixed income securities, currencies, commodities or other investments that the Fund does not actually own. When considering what constitutes leverage for the Fund, the Adviser looks at the sum of gross notional exposures in the base currency of the Fund across all positions divided by the net asset value of the Fund. The Adviser expects that the implementation of the Fund’s investment strategy, including as a result, in part, of its investment in the Subsidiary (discussed below) could have the effect of creating leverage in the Fund that equals or exceeds ~~ten times (or more)~~ the net value of its assets. See “Leveraging Risk” below for further discussion of the risks associated with leverage.

The Adviser currently expects to follow three principal strategies for selecting the Fund’s investments:

•	Global Directional Trading – seeking returns by taking directional exposures ~~in various investment opportunities~~ (for example, seeking direct long or short exposure to a specific issuer or financial instrument) in various investment opportunities based on the Adviser’s anticipation that the investment will increase or decrease in value.

•	Global Relative-Value Trading – seeking returns by taking relative-value exposures (for example, measuring the attractiveness of one instrument relative to another, or for a given instrument, of one maturity relative to another) in various investment opportunities, where a long position or group of long positions is paired against a short position or group of short positions, including through derivatives ~~(for example, measuring the attractiveness of one instrument relative to another, or for a given instrument, of one maturity relative to another),~~.

•	Global Downside Hedging – seeking to hedge against declines in the values of its portfolio investments.

The Adviser uses proprietary internal analysis and external research to implement each of the strategies. The Adviser may implement the strategies ~~at~~to different ~~levels~~degrees at different times, and may not implement one or more of the strategies at all for a period of time. The Adviser may add to or replace any or all of these strategies at any time.

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2.	If the Fund will write credit default swap protection, please confirm supplementally that the Fund will segregate the full notional amount.

Response: The amount of assets the Fund may segregate or “earmark” with respect to an investment activity will depend on many factors, such as the nature and purpose of the activity and the other investment exposures of the Fund’s portfolio. The Fund currently expects that when it writes credit protection using a credit default swap it would typically segregate an amount based on the full notional amount of the swap.

3.	If the Fund invests in emerging markets, include an explanation of how the Fund determines whether a market is an emerging market.

Response: Because the Fund has no investment policy limiting its ability to invest in emerging market securities or requiring it to invest a minimum amount of its assets in emerging market securities, the Fund does not believe that adding a definition of what it considers to be an emerging market would enhance investor understanding of the Fund’s investment strategy.

4.	In the Principal Investment Strategies section, the Fund discloses that it may invest in a Cayman Island wholly owned subsidiary. In this connection, please address the following:

a.	Please disclose whether the Subsidiary and the Fund comply on an aggregate basis with Section 8 and Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund has added the following disclosure to the Fund’s statement of additional information (“SAI”) under “Additional Investments and Risks – Commodities – Wholly-Owned Subsidiary”:

Compliance with the Fund’s fundamental investment policies, including the limitations on the issuance of senior securities imposed by Section 18 of the 1940 Act, will generally be monitored taking into account the Fund’s direct investments and the investments made by the Subsidiary as if they were a single combined investment portfolio.

b.	Please disclose whether each investment adviser to the Subsidiary complies with Section 15 of the 1940 Act.

Response: The Fund has added the following disclosure: “The Subsidiary’s Investment Advisory Agreement with the Advisor meets the requirements of Section 15(a) of the 1940 Act.”

c.	Please file the Subsidiary’s investment advisory contract as an exhibit to the Fund’s Registration Statement.

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Response: In response to the Staff’s request, the Subsidiary’s Investment Advisory Agreement will be included as an exhibit to the Fund’s Registration Statement.

d.	Please disclose whether the Subsidiary will comply with Section 17 of the 1940 Act related to custody and transactions involving affiliates.

Response: The Fund confirms that the Subsidiary’s custodial arrangements comply with the custody provisions of Section 17(f) of the 1940 Act and the rules thereunder as if the Subsidiary was a registered investment company. The Fund also confirms that Sections 17(a), 17(d) and 17(e) of the 1940 Act and the rules thereunder apply to the Subsidiary to the extent that the Subsidiary is an affiliated person of a registered investment company or an affiliated person thereof, or is otherwise a person covered by the limitations imposed by Section 17(a), 17(d) or 17(e) of the 1940 Act and the rules thereunder. Due to the technical nature of the requested disclosure, the Fund has provided these supplemental responses in lieu of making the corresponding disclosure changes.

e.	Please disclose the Subsidiary’s custodian.

Response: State Street Bank and Trust Company is the custodian of the Fund and the Subsidiary. The requested change has been made.

f.	Please disclose that the Fund has not received a private letter ruling from the Internal Revenue Service (“IRS”) and disclose the Fund’s basis for determining that the Subsidiary’s undistributed income is qualifying income for the Fund.

Response: The Fund confirms that it has neither sought nor obtained a private letter ruling from the IRS with respect to the Subsidiary. The Fund notes that disclosure in the “Taxation of the Fund – Tax Implications of Certain Fund Investments” section of the SAI states:

“In the past, the IRS issued private letter rulings to [Registered Investment Companies (“RICs”)] to the effect that income the RIC is deemed to earn from its wholly-owned subsidiary is qualifying income to the RIC for purposes of the 90% gross income requirement for qualification as a RIC, without regard to whether the deemed income is currently paid to the RIC in the form of a cash dividend (“repatriated”). Each of these rulings applies only to the taxpayer that requested it, and the Fund may not use or cite them as precedent. The IRS has suspended the issuance of such rulings. In the absence of such a ruling (or guidance issued by the IRS to the same or similar effect), the Fund will seek other means of ensuring it satisfies the qualifying income requirement with respect to income from its investment in the Subsidiary, including but not limited to, ensuring that the Subsidiary timely repatriates its earnings and profits.”

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The Fund believes its existing disclosure relating to private letter rulings sufficiently explains that the Fund has neither sought nor obtained a private letter ruling.

g.	Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Fund confirms that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

h.	Please confirm supplementally that the Subsidiary’s fees and expenses are disclosed in the Fund’s fee table.

Response: The Fund confirms that the Subsidiary’s estimated fees and expenses are consolidated with the Fund’s fees and expenses reported in the prospectus fee and expense table.

i.	Please confirm supplementally that the Subsidiary and the Subsidiary’s board of directors have agreed to designate an agent for service of process in the United States.

Response: The Fund confirms that the Subsidiary will designate an agent for service of process in the United States.

j.	Please confirm supplementally that the Subsidiary will comply with the books and records requirements of the 1940 Act and will consent to inspection by the Staff of the SEC.

Response: The Fund confirms that, although the Subsidiary is not an investment company, the Subsidiary intends to voluntarily meet the requirements of the 1940 Act cited above and intends to agree to inspection of its books and records by the Staff of the SEC.

k.	Please confirm supplementally that the Subsidiary’s board of directors will be signatories to the Fund’s Registration Statement.

Response: The Fund will in the future seek to have the directors of the Subsidiary sign the signature page of the Fund’s Registration Statement if and to the extent required under applicable law at the time the Registration Statement is filed.

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Statement of Additional Information Comments

5.	In the second paragraph of the section “Additional Investments and Risks – Credit Default Swaps,” please confirm whether a word is missing in the second sentence and revise the disclosure accordingly.

Response: The Fund has revised the disclosure as follows:

“As the protection buyer in a credit default swap, the Fund may pay a premium (by means of periodic payments) in return for the right to deliver specified bonds or loans (such as those of a U.S. or foreign issuer or a basket of such issuers) to the protection seller and receive the par (or other agreed-upon) value upon default (or similar events) by the reference issuer. If no default occurs, the protection seller would keep the stream of payments and would have no further obligations to the Fund.”

6.	Please confirm whether writing uncovered call options is a principal investment strategy of the Fund that should be disclosed in the prospectus.

Response: The Fund confirms that writing uncovered call options is not currently a principal investment strategy.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann